Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated May 2, 2025, in Amendment No. 2 to the Registration Statement on Form S-1 (No. 333-289936), relating to the audit of the consolidated balance sheets of Farlong Holding Corporation, and its subsidiary (collectively the “Company”) as of September 30, 2024, and 2023, and the related consolidated statements of operations, statements of change in stockholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2024, and the related notes (collectively referred to as “the financial statements”).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

San Mateo, California	/s/WWC, P.C.
October 30, 2025	WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171